UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______X________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 16, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the 2005 Annual General and Special Meeting of Members of Western Silver Corporation (hereinafter called the "Company") will be held at the 2:30 p.m (Vancouver time). on April 4, 2005 in the President’s East Room Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, for the following purposes:

1.

To receive the report of the directors;

2.

To determine the number of directors at seven (7) and to elect directors;

3.

To receive the audited financial statements of the Company for the fiscal year ended September 30, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

4.

To appoint Auditors and to authorize the directors to fix their remuneration;

5.

To approve, subject to regulatory approval, an Amended and Restated 2005 Stock Option Plan providing for up to 10% of the Company’s issued shares to be available to be issued as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company’s Information Circular;

6.

To consider and, if thought fit, to pass a special resolution approving an amendment to the Company's Notice of Articles (formerly "Memorandum") to delete certain "Pre-Existing Company Provisions", the effect of which will be to provide for two-thirds majority votes on special resolutions;

7.

To consider and, if thought fit, to pass a special resolution approving an amendment to the Company's Notice of Articles To change the authorized capital to an unlimited number of common shares without par value;

8.

To consider and, if thought fit, to pass a special resolution adopting new Articles;

9.

To authorize additional equity private placements in accordance with The Toronto Stock Exchange guidelines; and

10.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2005 Annual Report (containing the Directors' Report to Members and the Company's audited financial statements for the fiscal year ended September 30, 2004), an Information Circular, a form of Proxy and an Annual Return Card Form.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy.  Those members who are unable to attend the meeting in person are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 22nd day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Dale Corman”

Dale Corman
Director and Chief Executive Officer

Western Silver Corporation
1550 – 1185 W. Georgia Street
Vancouver, BC V6E 4E6
Tel: (604) 684-9497
Fax: (604) 688-4670

INFORMATION CIRCULAR FOR

ANNUAL AND SPECIAL GENERAL MEETING

(As at February 22, 2005, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on April 4, 2005 and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the

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Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "shares"), of which 48,001,581 shares are issued and outstanding as at the date of this Information Circular.  Persons who are registered shareholders at the close of business on February 22, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at seven (7).

The Company is required to have an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years (1)	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)
Dale Corman Director, Chairman of the Board & Chief Executive Officer California, U.S.A.	Chairman of the Board and Chief Executive Officer of the Company	Since October 21, 1995	415,000
Thomas C. Patton Director, President & Chief Operating Officer Washington, U.S.A.	President and Chief Operating Officer of the Company	Since January 1, 1998	315,000
Lee Bilheimer Director West Vancouver, Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Corporation	Since July 25, 1997	Nil
Lawrence Page, Q.C. Director & Secretary British Columbia, Canada	Lawyer, Secretary of the Company	Since January 28, 1997	Nil

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Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years (1)	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)
David Williams(3) (4) (5) Director Ontario, Canada	Manager of Roxborough Holdings Limited, a private company, since 1995	Since August 10, 2003	424,800(7)
Klaus Zeitler(3) (4) (5) (6) Director British Columbia, Canada	Retired, formerly Senior Vice-president, Teck Cominco Limited	Since September 18, 2000	Nil
Robert Gayton, FCA(3) (5) (6) Director British Columbia, Canada	Chartered Accountant; Vice-President Finance of the Company (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990	Since January 21, 2004	29,200

(1)

The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 22, 2005, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)

Member of the Audit Committee.

(4)

Member of Nominating Committee.

(5)

Member of the Compensation Committee.

(6)

Member of Corporate Governance, Environment, Health and Safety Committee.

(7)

100,000 of these shares are held by Roxborough Holdings, a private company controlled by Mr. Williams. 74,800 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

No proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or

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instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director save as described below.

Thomas Patton was a director of Calais Resources Inc. when it received a cease trade order dated November 22, 2000 for failure to file financial statements.  The order was revoked on November 26, 2001.

Lawrence Page, Robert Gayton, Thomas Patton and Jeffrey Giesbrecht were directors or officers of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Lawrence Page is a director and the President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada (“SBEL”).  This company conducts the business of a vineyard and winery. On August 17, 2004 SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allows the Company to continue to run the daily business affairs of the Company without creditor action during financial reorganization.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at September 30, 2004 and the other three most highly compensated executive officers of the Company as at September 30, 2004 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

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Summary Compensation Table

NEO Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen sation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Option / SAR's Granted(2) (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Dale Corman CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	150,198(5) 152,050 150,176	100,000 Nil 400,000	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas Patton COO	2004 2003 2002	9,600 9,600 9,600	Nil Nil Nil	125,190(5) 140,400 96,760	100,000 Nil 200,000	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Joseph Litnosky(3) CFO	2004	94,500	Nil	Nil	100,000	Nil	Nil	Nil
Robert Gayton, FCA(4) Vice-President, Finance	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	31,500 70,687 50,437	50,000 Nil 50,000	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fiscal Year ended September 30

(2)

The Company does not have any Stock Appreciation Rights

(3)

Appointed as Vice-President, Finance and Chief Financial Officer on January 20, 2004.

(4)

Resigned as Vice-President, Finance and Chief Financial Officer on January 20, 2004.

(5)

Pursuant to a consulting agreement described under “Interests of Informed Persons in Material Transactions”.

Long Term Incentive Plan
Awards During the Most Recently Completed Financial Year

Long term incentive plan (“LTIP”) means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or any affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights or plans for compensation through restricted shares or units.  The Company does not have an LTIP pursuant to which compensation was paid during the most recently completed financial year to the Named Executive Officers.

Option/Stock Appreciation Rights
Grants During the Most Recently Completed Financial Year

Stock appreciation rights (“SAR’s”) means rights, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares.  The Company did not grant SAR's under a SAR Plan or otherwise during the most recently completed financial year to the Named Executive Officers and directors.

The following table sets forth stock options granted under the Company's Stock Option Plans during the most recently completed financial year to each of the Named Executive Officers.

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NEO Name	Securities Under Option / SARs Granted (#)	% of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options / SARs on Date of Grant ($/Security)	Expiration Date
Dale Corman CEO	100,000 options	16.5%	9.54	9.54	March 4, 2009
Thomas Patton COO	100,000 options	16.5%	9.54	9.54	March 4, 2009
Joseph Litnosky CFO	100,000 options	16.5%	6.80	6.80	Jan. 20, 2009

(1)

The exercise price of stock options was determined by the Board of Directors and is not less than the trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options / SAR's at Financial Year-End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options / SAR's at Financial Year-End (2) ($) Exercisable / Unexercisable
Dale Corman CEO	100,000	740,000	600,000/50,000 options	5,779,000/111,000 options
Thomas Patton COO	300,000	2,584,000	50,000/50,000 options	111,000/111,000 options
Joseph Litnosky CFO	25,000	78,700	110,000/Nil options	580,800/Nil options

(1)

Dollar value is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the securities underlying the options at exercise and the exercise price of the options.

(2)

Dollar value is equal to the number of unexercised options at year end multiplied by the difference between the market value of the securities underlying the options at financial year-end ($11.76), and the exercise price of the options.

Option and SAR Repricings

The Company did not reprice any stock options during the most recently completed financial year.

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Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officer in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Composition of the Compensation Committee

The members of the Company's Compensation Committee are Klaus Zeitler, David Williams and Robert Gayton. This committee is responsible for determining the compensation to be paid to the Company's Board of Directors and executive officers and for reviewing the corporate goals and objectives of the executive officers.

Report on Executive Compensation

The Compensation Committee and the Board collectively have the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above. Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the 2004 and prior fiscal years has historically been based upon negotiated consulting contracts, with stock options being issued as an incentive for performance.  The shareholders have approved a number of stock option plans pursuant to which the Board has granted stock options to executive officers.  The stock option plans allow compensation of participants while providing additional incentive to work toward long term Company performance.  The stock option plans have been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the S&P/TSX composite index.  The common share trading data is as reported by the TSX.  The value for each year represents the closing price as of September 30 on that year.

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Total Return on $100 Investment
1000
800
600
400
200
0
($)
2000
2001
2002
2003
2004
Year
Common Shares
S&P/TSX Composite

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which the Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular other than pursuant to the Company’s stock option plans and as described under the heading “Interest of Informed Persons in Material Transactions.  The non-executive Directors received stock options for the purchase of 200,000 shares during the last completed financial year exercisable at $9.54 per share.  All options are exercisable for a period of 5 years.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of September 30, 2004 with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	2,415,500	$3.71	192,500
Equity compensation plans not approved by security holders	297,500	$9.54	Nil
Total	2,713,000	$4.19	192,500

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INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

By Consulting Agreement made effective October 1, 2002, Dale Corman was retained by the Company for a period of 24 months to provide business, geological and mining consulting services to the Company and act as its Chief Executive Officer at an annual fee of $150,000.  This agreement was extended in 2004 on a month-to-month basis.  In the event of the election or appointment of a majority of new directors of the Company or the acquisition by any person and such person's affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Consulting Agreement as a "change of control"), Dale Corman has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

By Employment Agreement made effective October 1, 2002, the Company employed Thomas C. Patton as its President for a 24 month term at an annual salary of $9,600, payable at a monthly rate of $800 per month.  This agreement was extended in 2004 on a month-to-month basis.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Patton has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Employment Agreement.

By Consulting Agreement made effective October 1, 2002, the Company retained T.C. Patton Consulting, a mining consultant sole proprietorship controlled by Thomas C. Patton, President of the Company since January 1, 1998, to provide business, geological and mining consulting services to the Company, for a 24 month term at an annual fee of $140,400 payable at the rate of $11,700 per month against invoices for services actually performed.  This agreement was extended in 2004 on a month-to-month basis.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control),T.C. Patton Consulting has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

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APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors on March 27, 1986.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.  Please see "Interest of Informed Persons in Material Transactions" above for a summary of the management contracts of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Board is of the view that the Company's general approach to corporate governance is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the "Exchange Guidelines").  The charter for the Company’s Audit Committee is attached as Schedule “A” to the Company’s Annual Information Form, filed February 15, 2005 at www.sedar.com.  More detailed information regarding the Company's approach to corporate governance in the context of the fourteen specific Exchange Guidelines is set out in Schedule "A" hereto.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Rolling 10% Stock Option Plan

The Company currently has four outstanding stock option plans, a 1996 plan, a 1999 plan, a 2000 plan and a 2002 plan (the “Existing Plans”), each with a fixed number of shares that could be issued under such plan.  Pursuant to the Existing Plans, the Company has outstanding stock options for an aggregate of 2,431,100 shares.  The TSX recently amended its policies in respect of stock option plans to permit the adoption of stock option plans providing that number of common shares which may be issued pursuant to options previously granted and those granted under the plan is a maximum of 10% of the issued and

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outstanding common shares at the time of the grant.  The Board of Directors of the Company has approved the adoption of a 10% rolling stock option plan (the "10% Rolling Plan").  The 10% Rolling Plan will be an amendment and restatement of the Existing Plans by the incorporation of the options issued and issuable under such plans into the Plan, such that the 10% Rolling Plan will be the only stock option plan.  Stock options which are outstanding under the Existing Plans will be rolled into the 10% Rolling Plan and will be governed by the 10% Rolling Plan except to the extent they are inconsistent with the 10% Rolling Plan in which case they will be governed by the stock option agreement evidencing their issuance.

The effect of the 10% Rolling Plan is that at any point in time, the Company may have stock options outstanding for the purchase of up to 10% of issued capital.  Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options, the Company can issue an additional 2,365,748 stock options.  Additional stock options may be granted as additional shares are issued.

The purpose of the 10% Rolling Plan is to attract and motivate directors, officers, employees of and service providers to the Company and its subsidiaries (collectively the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options.  The 10% Rolling Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the 10% Rolling Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a)

the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b)

the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

(c)

the issuance, to any one insider of the Company and such insider’s associates, of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue.

The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the 10% Rolling Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant.  Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the 10% Rolling Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

3.

The 10% Rolling Plan must be approved and ratified by shareholders every three years.

-  13  -

4.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

7.

On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8.

The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the 10% Rolling Plan without obtaining approval of shareholders to:

(a)

make amendments of a “housekeeping” nature;

(b)

change vesting provisions;

(c)

change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

(d)

change termination provisions which does extend beyond the original expiry date for an optionee who is not an insider;

(e)

reduce the exercise price of an option for an optionee who is not an insider; and

(f)

make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

A copy of the 10% Rolling Plan is available for viewing up to the date of the Meeting at the Company's offices at 1550 – 1185 West Georgia Street, Vancouver, British Columbia, and at the Meeting.

The approval of the 10% Rolling Stock Option Plan requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting other than the votes attaching to common shares beneficially owned by insiders to whom stock options may be issued pursuant to the 10% Rolling Stock Option Plan and their associates.  Such persons currently hold, directly or indirectly, or exercise control or direction over approximately 1,187,000 common shares (less than 2.5 percent of the currently issued and outstanding common shares).

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, the ordinary resolution in the form set forth below:

"RESOLVED, as an ordinary resolution, that the Company be and is hereby authorized to adopt a 10% rolling stock option plan pursuant to which the aggregate number of common shares of the Company which may be issued to directors, officers, employees

-  14  -

and service providers of the Company and its subsidiaries may not exceed 10% of the issued and outstanding common shares at the time of the grant."

If approved by shareholders of the Company, the 10% Rolling Stock Option Plan will take effect upon approval by the TSX and the Company will issue a press release announcing the implementation of the 10% Rolling Stock Option Plan once the TSX approval is obtained.

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

ADOPTION OF NEW CHARTER DOCUMENTS

The Business Corporations Act (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect.  The New Act replaces the Company Act (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies.  The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles".  The Company will take steps to bring its charter documents into conformity with the New Act and to that end will file its Notice of Articles, which replaces the Company’s "Memorandum", with the Registrar of Companies, which will be in effect prior to the meeting.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles ("Articles") with a view to incorporating some of these more flexible provisions of the New Act.  The Directors believe that amending the Company’s Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Meeting at the Company's offices at 1550 – 1185 West Georgia Street, Vancouver, BC, V6E 4E6, and at the Meeting.

-  15  -

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company’s Notice of Articles.  The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting.  This is the majority that was required under the Former Act.  The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting.  The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote.  Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b)

the Company’s Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d)

the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to  increase the Company’s authorized capital from 100,000,000 common shares without nominal or par value to an unlimited number of common shares without par value.  Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.  This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.  Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a Special Resolution, that:

(a)

the number of common shares authorized to be issued be increased to an unlimited

-  16  -

number of common shares without par value;

(b)

the Company’s Notice of Articles be altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d)

the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities.  The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.  Management believes the major changes from the existing articles are:

1.

Certain changes to the Notice of Articles, Articles and share structure may now be made by Directors’ resolution or ordinary resolution.  A description of the changes is provided below;

2.

The Directors, by Directors’ resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3.

Shareholders’ meetings may be held by electronic means; and

4.

Shareholder meetings may, if authorized by Directors’ resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and Share Structure:  If the Special Resolution is passed by shareholders, the Company may in future alter its Notice of Articles, Articles and share structure in the following manner:

by Directors' resolution or ordinary resolution, as determined in each case by the Directors, to:

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

-  17  -

(d)

change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

(e)

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f)

subdivide all or any of its unissued, or fully paid issued, shares, and

(g)

authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the Directors' powers, control or authority.

2.

if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that

(a)

the Company adopt the Articles in substitution for the existing articles of the Company as referenced in the Information Circular;

(b)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c)

the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company’s records office.

APPROVAL OF PRIVATE PLACEMENTS

In order for the Company to raise funds to expand its activities, the Company may require further equity funding, which would be raised under one or more private placements.  At the Meeting, shareholders will be asked to approve a resolution authorizing the Directors of the Company to enter into one or more private placements in the 12 month period following the meeting to issue additional common shares of the Company, or securities exchangeable into common shares of the Company (collectively referred to as “shares”) to subscribers who are substantially at arm’s length to the Company.  Pursuant to the rules and policies of the TSX, shareholder approval is required for issuances of shares by private placement of more than 25% of the number of shares, which are currently outstanding (on a non-diluted basis) in any six month period.  Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

-  18  -

It is not the present intention of management to issue the entire number of shares authorized pursuant to the proposed resolution.  The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to conduct and/or expand its activities.  The issuance of shares pursuant to these private placements will not materially affect the control of the Company.  Each such private placement will be made in accordance with applicable by-laws and rules of the TSX, which require the approval of the TSX prior to completion of each individual private placement.  These rules provide that private placements be priced at the closing price on the day prior to the notice of the private placement, subject to prescribed discounts as set forth below:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

As well, warrants may accompany shares issued under the private placement where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.  Paragraph 607 of the TSX Company Manual (the “Manual”) provides that, without shareholder approval, the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions if the price is less than the market price.  Shareholders are being asked, therefore, to pass a resolution authorizing additional private placements, which would take place within one year of the date of the meeting.  Such future private placements will be subject to the following terms:

1.

All of the private placement financings will be carried out in accordance with the guidelines of the TSX and specifically in accordance with the Manual.

2.

The private placements will not result in additional shares of the Company being issued in any amount exceeding the current number of issued and outstanding common shares (in the aggregate) of the Company, will be substantially with subscribers who are at arm’s length to the Company and will not materially affect the control of the Company.

The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the meeting. In the event the resolution is not passed, the Company will not proceed with any private placement of greater than 25% of the issued shares unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the meeting is set forth below.

-  19  -

“BE IT RESOLVED THAT:

1.

the Directors of the Company be and are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company which exceed 25% of the issued shares in any six month period, subject to the following terms:

(a)

all private placement financings will be carried out by the Company in accordance with the guidelines of the Toronto Stock Exchange and in accordance with The Toronto Stock Exchange Company Manual; and

(b)

such future private placements will not result, in any twelve month period, in additional common shares of the Company being issued in an amount exceeding the current number of issued and outstanding common shares in the aggregate of the Company, will be substantially with subscribers who are at arm’s length to the Company and will not materially affect control of the Company.”

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 1550 – 1185 West Georgia Street, Vancouver, BC, V6E 4E6 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 2nd day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF WESTERN SILVER CORPORATION

“Dale Corman” Dale Corman, Chairman & Chief Executive Officer	“Joseph Litnosky” Joseph Litnosky Chief Financial Officer

SCHEDULE “A”
 TO THE INFORMATION CIRCULAR
OF WESTERN SILVER CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of Corporate Governance, and to meeting or exceeding the standards set by the Toronto Stock Exchange, The American Stock Exchange, and the securities regulators.  In this regard, the Board of Directors has set a number of Committees to assist in the discharge of its Corporate Governance obligations.  A brief description of each of the Committees and the members of the Committees are set out below.

Audit Committee

The members of the Company's Audit Committee are Robert Gayton (Chairman), David Williams and Klaus Zeitler, all three of whom are independent directors.  The Audit Committee oversees the Company's financial reporting obligations, financial system and disclosures.  It reviews the annual financial statements, monitors and assesses the integrity of the Company's internal control systems, meets with the Company's auditors and liaises between the Board of Directors and the auditors.  The Company’s auditors, PricewaterhouseCoopers LLC, report directly to the Audit Committee.

Nomination Committee

The members of the Company's Nomination Committee are David Williams and Klaus Zeitler, both of whom are independent directors. The Nomination Committee is responsible for reviewing the performance of the Company’s CEO, CFO and COO, the Board as a whole, and individual directors.  The committee also oversees the orientation program for new recruits to the Board. In its report to the Board of Directors, the committee recommends nominees for election to the Board of Directors and from time to time recommends candidates to fill Board vacancies and newly created Director positions.

Compensation Committee

The members of the Company's Compensation Committee are David Williams (Chairman), Robert Gayton and Klaus Zeitler. This committee is responsible for determining the compensation to be paid to Directors and executive officers and for reviewing the corporate goals and objectives of the executive officers.

Corporate Governance, Environment, Health and Safety Committee

The members of the Company's Corporate Governance, Environment, Health and Safety Committee are Robert Gayton and Klaus Zeitler, both of whom are independent directors.  This committee is responsible for developing the implementing the Company's approach to corporate governance, including reviewing and adopting a corporate disclosure policy and an insider trading policy. This committee's mandate is also to develop, implement and monitor the Company's environmental and safety practices.

Disclosure Committee

The Company has a Disclosure Committee comprised of the Chief Executive Officer (Dale Corman), the Chief Operating Officer (Thomas Patton), the Chief Financial Officer (Joe Litnosky) the Vice-president, Legal (Jeffrey Giesbrecht), and the Vice-president, Corporate Development (Gerald Prosalendis).  This committee is responsible for overseeing all of the Company’s corporate disclosure, the Company's corporate disclosure practices and the administration of the Company's policy on corporate disclosure, confidentiality and insider and employee trading.

The Board of Directors has approved a Code of Business Conduct and Ethics that is available on the Company’s website at www.westernsilvercorp.com.

TSX Corporate Governance Committee Guidelines		Western Silver Corporation's Approach
1.	The Board should explicitly assume responsibility for stewardship of the Company. Specifically, the Board should assume responsibility for:

The mandate of the Board, as set out in the Company’s Corporate Governance Charter, is to supervise the management of the business and affairs of the Company. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals.   The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. Every director is required to act honestly and in good faith in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. Prior approval by the Board is also required in many specific instances under the Business Corporations Act (British Columbia), securities legislation and the rules and policies of the TSX and American Stock Exchange.

(a)	adoption of a strategic planning process

The Board is responsible for reviewing and approving the strategic plan as prepared by management. The Board has delegated the day-to-day management of the business and affairs of the Company to the senior management of the Company, subject to compliance with strategic and capital plans approved from time to time by the Board.

(b)	identification of principal risks and implementation of appropriate risk-management systems

The Board, together with the Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to fluctuating financial markets and metal prices, risk of obtaining and maintaining secure title to mineral properties and changing government regulation. The Audit Committee meets quarterly to review reports and discuss significant risk areas with the external auditors.

TSX Corporate Governance Committee Guidelines		Western Silver Corporation's Approach
(c)	succession planning, including appointing, training and monitoring senior management.

The Board, acting on recommendations from the Nomination Committee, is responsible for choosing the president and CEO, appointing senior management and for monitoring their performance.  The Nomination Committee recommends and the Board approves the president and CEO’s corporate objectives and compensation. The Board also ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence.

(d)	communications policy

The Board has approved a Disclosure Policy and appointed a Disclosure Committee which is responsible for ensuring disclosure is made pursuant to the Company’s Disclosure Policy.  The Disclosure Policy  governs the timeliness and content of the Company’s major communications, as required by securities laws and stock exchange policy, and relates to the Company’s Insider Trading Policy.

(e)	integrity of internal control and management information systems

The Board, through its Audit Committee, examines the effectiveness of the Company’s internal control processes and management information systems. The Board consults with the Company’s auditor and management of the Company to ensure the integrity of these systems.

2.	Majority of directors are "unrelated"	The Board of the Company is currently composed of seven directors, four of whom are unrelated.
3.	Disclose whether each director is "unrelated"

The Board of the Company is currently composed of seven directors, four outside directors, being directors who are not officers or employees of the Company, and three inside directors. The Board has further determined that its four outside directors are unrelated directors: Klaus Zeitler, David Williams, Robert Gayton and Lee Bilheimer. The three inside directors, Dale Corman, Thomas Patton and Lawrence Page, Q.C., being officers, are by definition also related directors.

4.	Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors

The Company has a Nominating Committee consisting of David Williams and Klaus Zeitler. As set out in the Nominating Committee Charter, this committee is responsible for proposing new nominees to the Board. All of its members are outside and unrelated directors. This committee is also responsible for the ongoing assessment of directors. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, show support for the Company ’s strategic objectives, and a willingness to serve.

5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors

It is the responsibility of the Chairman of the Board and the Nominating Committee to ensure the effective operation of the Board. In accordance with the Nominating Committee Charter, the Nominating Committee evaluates individual directors and the Board as a whole.

TSX Corporate Governance Committee Guidelines		Western Silver Corporation's Approach
6.	Provide orientation and education programmes for new directors

In accordance with the Nominating Committee Charter, the Nominating Committee is responsible for monitoring management’s programs for the provision of orientation and education to new directors. Prior to official appointment, new directors are provided with considerable information regarding the industry and the Company.

7.	Consider reducing the size of Board, with a view to improve effectiveness

The Nominating Committee considers this guideline on an annual basis and has determined seven as a reasonable number of members for the Board of the Company at this time. The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the mining industry and other businesses as well as their ability to actively contribute on a broad range of issues.

8.	Review compensation of directors in light of risks and responsibilities

As set out in the Compensation Committee Charter, the Compensation Committee has the task of reviewing directors’ compensation on an ongoing basis. The Compensation Committee takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

9.	Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	The Board has established a number of committees as set out above, and other than the Disclosure Committee, these consist entirely of outside, unrelated directors.
10.	Appoint a committee responsible for determining the Company's approach to corporate governance issues

The Board of Directors has created a Corporate Governance, Health and Safety Committee which has the responsibility for developing and implementing the Company’s approach to governance.  This approach is set forth in the Company’s Corporate Governance Policy and Code of Ethics. This committee will monitor best practices among major Canadian companies to ensure the Company continues to carry out high standards of corporate governance.

11.	Define limits to management's responsibilities by developing mandates for:

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting.  There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval. The Board expects

(a) the Board; and
(b) the executive officers.

TSX Corporate Governance Committee Guidelines		Western Silver Corporation's Approach

management to:

  review the Company's strategies and their implementation in all key areas of the Company's activities;

  carry out a comprehensive budgeting process and monitor the Company’s financial performance against the budget;

  identify opportunities and risks affecting the Company’s business and find ways of dealing with them.

12.	Establish procedures to enable the Board to function independently of management

The Board is comprised of a majority of unrelated, independent directors.  In addition, The Audit Committee, Nominating Committee, Compensation Committee and Corporate Governance, Health and Safety Committee consist entirely of unrelated directors.  As well, the independent members of the Board meet regularly without management present. The Board believes that this structures facilitates the functioning of the Board independently of the Company’s management.

13.	Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities

The Audit Committee is comprised of three directors, Robert Gayton, Klaus Zeitler and David Williams, all of whom are unrelated directors. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next Annual General Meeting.

All members of the Audit Committee are financially literate (are able to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto). Dr. Gayton is a chartered accountant. The Audit Committee’s responsibilities are set out in its charter. The Company’s external auditors have a direct line of communication with the committee at all times and meet without management present at least quarterly. The committee approves all non-audit work performed by the external auditors.

A charter has been adopted by the Board setting out specific roles and responsibilities of the Audit Committee and the members thereof, which charter is reviewed and reassessed as to adequacy on an annual basis.

TSX Corporate Governance Committee Guidelines		Western Silver Corporation's Approach
14.	Implement a system to enable individual directors to engage outside advisors, at the Company's expense

The Corporate Governance Committee will be responsible for reviewing and responding to requests by individual directors of the Company to engage outside advisors at the expense of the Company. Prior to the creation of the Corporate Governance Committee, the Board as a whole would consider any such requests.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class	Common
Holder Account Number	
C9999999999	IND

Fold

Form of Proxy - Annual General and Special Meeting to be held on April 4, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

* Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
* Proxy Instructions must be received by 2:30 pm, Pacific Time, on March 31, 2005.

To Vote Using the Internet

* Go to the following web site:
* Proxy Instructions must be received by 2:30 pm, Pacific Time, on March 31, 2005.

To Receive Documents Electronically

* You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C9999999999 ACCESS NUMBER 99999

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:30 pm, Pacific Time, on March 31, 2005

WTCQ_PRX_1124/000001/000001

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

The undersigned member ("Registered Shareholder") of the Company hereby appoints, DALE CORMAN, a Director of the Company, or failing this person, THOMAS PATTON, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Western Silver Corporation to be held at President's East Room, Vancouver Club, 915 West Hastings St., Vancouver British Columbia on April 4, 2005 at 2:30 pm and at any adjournment thereof.

1. Resolution

To set the number of directors at seven (7). For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. Dale Corman	☐	☐
02. Thomas Patton	☐	☐
03. Lawrence Page, Q.C.	☐	☐
04. Robert Gayton, FCA	☐	☐
05. Klaus Zeitler	☐	☐
06. David Williams	☐	☐
07. Lee Bilheimer	☐	☐

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3. Appointment of Auditors

To appoint PricewaterhouseCoopers, LLP Chartered Accountants, as Auditors of the Company for the ensuing year. For ☐ Withhold ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

99999 001124 1PDI WTCQ

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class
Exch Thermal Exploration Com

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General and Special Meeting to be held on April 4, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

Fold

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 2:30 pm, Pacific Time, on March 31, 2005.

To Vote Using the Internet

- Go to the following web site:
- Proxy Instructions must be received by 2:30 pm, Pacific Time, on March 31, 2005.

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C9999999999 **ACCESS NUMBER 99999**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:30 pm, Pacific Time, on March 31, 2005

WTCQ_PRX_1124/000001/000002/i

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

The undersigned member ("Registered Shareholder") of the Company hereby appoints, DALE CORMAN, a Director of the Company, or failing this person, THOMAS PATTON, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Western Silver Corporation to be held at President's East Room, Vancouver Club, 915 West Hastings St., Vancouver British Columbia on April 4, 2005 at 2:30 pm and at any adjournment thereof.

1. Resolution

To set the number of directors at seven (7). For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. Dale Corman	☐	☐
02. Thomas Patton	☐	☐
03. Lawrence Page, Q.C.	☐	☐
04. Robert Gayton, FCA	☐	☐
05. Klaus Zeitler	☐	☐
06. David Williams	☐	☐
07. Lee Bilheimer	☐	☐

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3. Appointment of Auditors

To appoint PricewaterhouseCoopers, LLP Chartered Accountants, as Auditors of the Company for the ensuing year. For ☐ Withhold ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

9 9 9 9 9 0 0 1 1 2 4 1 P D I W T C Q